

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

John Calmes, Jr.
Chief Financial Officer
World Acceptance Corporation
104 S. Main St.
Greenville, South Carolina 29601

      Re: World Acceptance Corporation
             Form 10-K for Fiscal Year Ended March 31, 2023
             File No. 000-19599

Dear John Calmes, Jr.:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Finance